UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One):

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to                     .
Commission file number 1-33732
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Northfield Bank Employee Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office: Northfield Bancorp, Inc., 1410 St. Georges Avenue, Avenel, New Jersey 07001.

Northfield Bank Employee Savings Plan

December 31, 2008 and 2007
The Northfield Bank Employee Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.
The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

		Page(s)
(a)	Financial Statements of the Plan

	Report of Independent Registered Public Accounting Firm	1

	Statements of Net Assets Available for Plan Benefits	2

	Statement of Changes in Net Assets Available for Plan Benefits	3

	Notes to Financial Statements	4 — 8

(b)	Schedule *

	Schedule of Assets Held at End of Year- Schedule H, Line 4i as of December 31, 2008	9

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations
	for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(c)	Index to Exhibits	10

(d)	Signature	11
EX-23.1

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Participants
Northfield Bank Employee Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Northfield Bank Employee Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Northfield Bank Employee Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for plan benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 5 to the financial statements, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements.

/s/ Withum Smith + Brown, PC
Morristown, New Jersey June 23, 2009

Northfield Bank Employee Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value
Mutual funds	$1,887,977	$3,941,484
Interest in common/collective trusts	2,020,712	2,069,484
Northfield Bancorp, Inc. Common Stock Fund	5,099,624	5,753,675
Participant loans	239,299	348,601

	9,247,612	12,113,244

Contributions receivable — employer	4,738	—

Contributions receivable — employee	17,824	—

Interest and dividends receivable	1,896	—

Cash and cash equivalents	3,073	7,408

Net assets available for plan benefits at fair value	9,275,143	12,120,652

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	78,064	—

Net assets available for plan benefits	$9,353,207	$12,120,652

The Notes to Financial Statements are an integral part of these statement.

Northfield Bank Employee Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2008

Additions -
Additions to net assets attributable to:
Investment income

Interest and dividend income	$107,588

Contributions
Employer	138,769
Participant	533,598

672,367

Total additions	779,955

Deductions -
Deductions from net assets attributable to:
Participant distributions	2,303,785
Administrative expenses	8,588
Net depreciation in fair value of investments	1,235,027

Total deductions	3,547,400

Decrease in net assets	(2,767,445)

Net assets available for plan benefits, beginning of the year	12,120,652

Net assets available for plan benefits, end of the year	$9,353,207

The Notes to Financial Statements are an integral part of this statement.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
1.	Description of Plan

The following description is provided for general information summary purposes. Participants of the Northfield Bank Employee Savings Plan (the “Plan”) should refer to the Summary Plan document for more detailed and complete description of the Plan provisions.

General

The Plan is a defined contribution employee savings plan covering all eligible employees of Northfield Bank (the “Bank”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participating employees with one or more years of credit service who are salaried employees are entitled to contribute to the plan between 2% to 15% (subject to certain IRS limitations) of their compensation, as defined in the Plan. Contributions can be made on a before-tax basis.

The Bank matches a portion of the participants before tax contributions. The plan sponsor contributed an amount equal to one-quarter of the employee contributions up to 6% of base compensation, as defined, contributed by eligible employees for the first three years of participation. The plan sponsor contributed an amount equal to one-half of the employee contributions up to 6% of base compensation, as defined, contributed by eligible employees for years subsequent to three years of participation. The Bank may make discretionary contributions which may vary in amount from year to year. There were no discretionary Bank contributions made for 2008.

Vesting

Plan participants are 100 percent vested in the account balance attributable to their voluntary contributions, including related earnings therein.
The vesting schedule related to the Bank matching contribution is as follows:

Years of Service	Percentage Vested

Less than 1 year	-0-%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%
Forfeitures

If a participant terminates employment with the Bank and is less than 100% vested in the employer contribution, the participant forfeits the non-vested portion of their employer contribution. A forfeiture will occur in the plan year that the participant receives a distribution on their entire vested account or if the participant does not receive a distribution after five consecutive one year breaks in service. Forfeitures are retained in the Plan and used to reduce future Bank contributions.

Administrative Expenses

Trustee, professional and consulting fees are paid by the Plan.

Payment of Benefits

On termination of service due to death, a participant’s vested account balance will be distributed one of three ways: as a single cash payment within 1 year of the date of termination, through a straight-line annuity, or a rollover to an individual retirement account or another qualified plan for a surviving spouse. For termination of service due to disability, retirement or other reasons a participant may receive the value of the vested interest in his or her account as a single cash payment, rollover to an individual retirement (IRA) or a straight-life annuity contract.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Participant Loans

Eligible participants may borrow up to the lesser of (1) fifty percent (50%) of the value of the employee vested account or (2) $50,000 reduced by the largest outstanding loan balance during the past 12 months. The interest rate on all such loans are fixed for the term of the loan and are based on the “prime rate’ as published in the Wall Street Journal on the first day of the month in which the loan was made. The rate shall remain in effect until the loan is repaid. The fair value disclosures relative to participant loans are not significant to these financial statements.

Distributions

During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined. Participants are entitled to withdraw funds upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to one withdrawal in any calendar year.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual method of accounting.

Payment of Benefits

Amounts paid to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments in securities are valued at their estimated fair values on the last business day of the year based on quoted market values from national stock exchanges. Investments in common/collective trusts, are based on fair value of underlying investments as determined by by the fund sponsor. Participant loan receivable are valued at amortized cost, which approximates estimated fair value.

As described in Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined—contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Wells Fargo Stable Return Fund J). As required by the FSP, the statement of net assets available for plan benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The estimated fair value of the Plan’s interest in the Wells Fargo Stable Return Fund J are primarily based on the following; Guaranteed Investment Contracts (GIC) are based on the discounted present value of future cash flows and security-backed contract are based on the estimated fair value of underlying securities and the estimated fair value of the wrapper contract. The estimated fair value of the wrapper contract provided by a security-backed contract issuer is the present value of the difference between the wrapper fee and the contracted wrapper fee.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Risks and Uncertainties

The Plan has various investments, directed by participants, including mutual funds, common/collective trusts, and direct holdings in common stock of Northfield Bancorp, Inc., parent company of the Bank. These investments are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

The Northfield Bancorp, Inc. common stock fund is subject to various risks including concentration risk since the fund invests primarily in the common stock of Northfield Bancorp, Inc. and therefore the performance of the fund is primarily determined by the performance of Northfield Bancorp, Inc. common stock. The market price of Northfield Bancorp, Inc. common stock is dependent on a number of factors, including the financial condition and profitability of Northfield Bancorp, Inc. and Northfield Bank. In addition, the market price of Northfield Bancorp, Inc. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase common stock on speculation, as well as other unforeseeable events not necessarily within the control of the board of directors of Northfield Bancorp, Inc. and Northfield Bank.

Effects of New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (‘FASB”) issued Statement No. 157, Fair Value Measurement (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan adopted this statement, effective January 1, 2008, see note 5 for applicable disclosures.

The Plan is not aware of other new accounting standards that were required to be adopted in 2008, or yet to be adopted, that would impact the Plan’s 2008 or prospective financial statements.

3.	Investments

The following presents investments at December 31 that represented 5% or more of the Plan’s net assets:

Investment	2008	2007

Wells Fargo Stable Return Fund J**	$1,470,032	$1,078,876
Neuberger Berman Genesis Fund	611,544	872,469
SsgA S&P 500 Index Fund	*	744,389
Northfield Bancorp, Inc. Stock Fund	5,099,624	5,753,676

*	did not represent 5% of Plan’s assets as of date indicated

**	represents contract value
For the year ended 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,235,027 which was made up of the following; interests in common/collected trusts and mutual funds depreciated by $126,791 and $1,317,789, respectively, which was partially offset by appreciation of $209,553 in the Northfield Bancorp, Inc. Stock fund.

For the year ended December 31, 2008, investment and advisory expenses were approximately $8,600.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
4.	Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per financial statements and Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per financial statements	$9,353,207	$12,120,652
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(78,064)	—

Net assets available for benefits per Form 5500	$9,275,143	$12,120,652

5.	Fair Value Measurements

Effective January 1, 2008, the Plan adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157”, which provides a one year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Plan has adopted the provisions of SFAS 157 with respect to its financial assets and liabilities only. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In accordance with SFAS 157, the following table represents the Plan’s fair value hierarchy for its financial assets (cash equivalents and investments) measured at fair value on a recurring basis as of December 31, 2008:

		Fair Value Measurements at December 31, 2008:
Investments:	Total	(Level 1)	(Level 2)	(Level 3)
Mutual Funds	$1,887,977	$1,887,977	$—	$—
Interest in Common/Collective Trusts	2,020,712	628,744	1,391,968	—
Northfield Bancorp, Inc Stock Fund	5,099,624	5,099,624	—	—

	$9,008,313	$7,616,345	$1,391,968	$—

6.	Tax Status

The Plan has received determination letter from the Internal Revenue Service dated June 19, 2001, stating that the written form of the underlying prototype plan document is qualified under

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Section 401(b) of the Internal Revenue Code (the Code), that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

7.	Plan Termination

The Plan Sponsor has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee contributions to the Plan subject to the provisions of ERISA. In the event of plan termination, plan participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

8.	Party-in-interest transactions

On December 31, 2008 and 2007, the Plan held 441,241 and 521,921 shares, respectively, of Northfield Bancorp, Inc. Stock Fund.

Northfield Bank Employee Savings Plan
Schedule H, Part IV — Line 4i
Schedule of Assets Held at End of Year
ID# 13-5578494; Plan# 002
December 31, 2008

		(c) Description of
		Investment Including
		Maturity Date, Rate
	(b) Identity of Issuer, Borrower	of Interest, Collateral,		(e) Current
*(a)	Lessor or Similar Party	Par, or Maturity Value	(d) Cost **	Value

	Mutual Funds
	AIM Capital Development Fund A	62 shares	**	$600
	Alger Midcap Growth Institutional Fund	10,205 shares	**	80,416
	American Beacon Lg Cap Value Inv	20,425 shares	**	267,767
	Evergreen International Equity Fund A	11,936 shares	**	72,329
	Federated Kaufmann Fund A	11,549 shares	**	41,575
	Neuberger Berman Genesis Fund	13,496 shares	**	419,601
	Pimco Total Refund Fund	60,310 shares	**	611,544
	SSgA S&P 500 Index Fund	24,663 shares	**	366,735
	T. Rowe Price Growth Stock Fund	1,142 shares	**	27,410

	Total Mutual Funds			1,887,977

	Sunrise Retirement Balanced Equity Fund	26,928 shares	**	210,040
	Sunrise Retirement Balanced Fund	42,391 shares	**	361,594
	Sunrise Retirement Diversified Equity with Income Fund	88 shares	**	615
	Sunrise Retirement Diversified Equity Fund	6,048 shares	**	55,402
	Sunrise Capital Preservation Fund	106 shares	**	1,093
	Wells Fargo Stable Return Fund J	35,160 shares	**	1,391,968

	Total Interest in Common/Collective Trusts			2,020,712

*	Northfield Bancorp, Inc. Stock Fund	454,059 shares	**	5,099,624

	Total Common Stock Fund			5,099,624

	Participant Loans	Interest ranging from 4.00% to 8.25%		239,299

				$9,247,612

*	Party-in-interest

**	Cost omitted for participant directed investments

See Report of Independent Registered Public Accounting Firm.

Northfield Bank Employee Savings Plan
Index to Exhibits

		Page of Sequentially
Exhibit Number	Description	Number Pages
23.1	Consent of Independent Registered Public Accounting Firm	12

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be undersigned on its behalf by the undersigned, hereunto duly authorized.

NORTHFIELD BANK EMPLOYEE SAVINGS PLAN
DATE: June 26, 2009	By:	/s/ Steven M. Klein
Steven M. Klein
Executive Vice President and Chief Financial Officer Northfield Bancorp, Inc.